EXHIBIT 21.0

                                            STATE OF
NAME                                        INCORPORATION              OWNERSHIP

Asset & Financial Planning, Ltd.            New York                   100%
GC Capital Corp.                            Delaware                   100%
Prime Capital Services, Inc.                New York                   100%
Prime Financial Services, Inc.              Delaware                   100%